June 26, 2013

BY EDGAR AND HAND DELIVERY

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:    Groupon, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 9, 2013
File No. 1-35335
Dear Mr. Spirgel:
Set forth below are the responses of Groupon, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated May 31, 2013, relating to the Company’s Form 10-K for the year ended December 31, 2012, filed with the Commission on February 27, 2013, and Form 10-Q for the quarter ended March 31, 2013, filed with the Commission on May 9, 2013. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended December 31, 2012
Overview, page 30
Comment No. 1
Please revise to provide investors with a more comprehensive analysis of the North America and International segments as seen through management’s eyes. The discussion and analysis should provide investors with sufficient information to understand the material factors impacting the historical results along with the trends and uncertainties that may impact your future operating results and financial position. For example, we note that during your 2012 fourth quarter earnings call, you cited the following: (1) your results reflect the deliberate and aggressive focus on growth of your platform and segment market share as well as your willingness to trade off short-term profitability; (2) your expectation that operating margins will improve in 2013 as you fine tune your take rates and automate manual processes that will significantly improve your cost structure going forward; and (3) your reasons for reducing local margins as a means of marketing.

CHI:2749370.1

Mr. Larry Spirgel
June 26, 2013

Response:
We will revise our Overview section of the MD&A in future filings to include a more comprehensive analysis of the North America and International segments, and will include additional information regarding the material factors impacting the historical results, along with the trends and uncertainties that may impact our future results. See Exhibit A for an example of how those revisions would have appeared (under the subheading “Factors Affecting our Performance” in the Overview section) had they been made in our Form 10-Q for the quarter ended March 31, 2013 (new text is underscored and deleted text is shown as a strike-through). However, the actual disclosures provided in our future filings may differ from these revisions depending on the material factors that impact our results for the applicable periods, as well as our assessment of the trends and uncertainties that may impact our future results at the time of such filings.
International, page 38
Comment No. 2
We note that although total revenue in 2012 increased over 2011 in your International segment, the majority of the growth was attributable to the first two quarters of 2012, which was followed by a significant decline in revenues in the last two quarters of 2012, continuing into the first quarter of 2013. You attribute the decline in revenue in the last quarter of 2012 to reductions in the percentage of gross billing that you retained from sales in your Local category. You also refer, on page 53, to the challenging economic conditions in Europe. In addition, in your March 31, 2013 Form 10-Q, you disclose that the decrease was also due to decreased gross billings. Please expand this discussion to provide a more detailed analysis of the factors that contributed to the decrease in revenue during the last half of 2012 and first quarter of 2013 and whether you expect this trend to continue in the future.

Response:
In future filings, we will provide a more detailed analysis of increases or decreases in revenue, as compared to the corresponding period of the prior year, by discussing relevant factors such as increases or decreases in gross billings and the portion of billings that we retain after paying the merchant. The discussion of these factors will be provided for individual categories (i.e., Local, Goods, and Travel and Other) to the extent that a particular category (or categories) is responsible for the increases or decreases in the period. We will also continue to evaluate whether sequential improvements or declines in the results of our operations represent a currently known trend that is reasonably likely to have a material effect on our financial condition or results of operations in future periods. However, we note that the significant sequential declines in total revenue and of third party revenue from the Local category of our International segment during the second half of 2012 did not indicate a known trend that was expected to have a continuing impact in future periods at the time we filed our Form 10-K. Those sequential declines did not continue into the following quarter, as the $261.8 million of revenue from our International segment for the quarter ended March 31, 2013 was a decrease of only

Mr. Larry Spirgel
June 26, 2013

0.4% from the prior quarter and third party revenue from the Local category of our International segment increased by $11.0 million from the prior quarter.
See below for an example of how the revisions discussed above would have appeared had they been made in our Form 10-Q for the quarter ended March 31, 2013 (new text is underscored and deleted text is shown as a strike-through). However, the actual disclosures provided in our future filings may differ from these revisions depending on the material factors that impact our results for the applicable periods, as well as our assessment of the trends and uncertainties that may impact our future results at the time of such filings.
“International segment revenue decreased by $58.9 million to $261.8 million for the three months ended March 31, 2013, as compared to $320.7 million for the three months ended March 31, 2012. The decrease was primarily due to a $57.4 million decrease in revenue from our Local category, which ~~was due to~~ resulted from an $86.5 million decrease~~d~~ in gross billings and a reduction in the percentage of gross billings that we retained after deducting the merchant’s share to 41%~~lower margins on deals~~ for the three months ended March 31, 2013, as compared to 46% in the prior year~~during the current~~ period. The decrease in gross billings was attributable to decreased units sold in the Local category of our International segment as compared to the prior year period. The decrease in the percentage of gross billings that we retained during the three months ended March 31, 2013, as compared to the prior year period, reflects the overall results of individual deal-by-deal negotiations between our sales personnel and our merchants. We believe that those deal margins were negatively impacted by lower demand from merchants in our International segment to offer deals on our platform as compared to the prior year period. The percentage of gross billings that we retain can vary significantly from period-to-period.
In our International segment, revenue from transactions in our Goods category are primarily presented on a net basis within third party revenue, as we have not typically been the merchant of record for those transactions outside of the United States.”

Regarding the Staff’s comment about the reference to challenging macroeconomic conditions in Europe on page 53 of our Form 10-K, we note that the reference to those conditions was provided as an example of one of the qualitative factors that we considered in evaluating whether to conduct Step 2 of the goodwill impairment test for our EMEA reporting unit, which had a negative book value at the time of the impairment test. That discussion of macroeconomic conditions in EMEA was not characterized as one of the factors that contributed to declines in revenue in our International segment during the second half of 2012. As noted above, a variety of factors contributed to the sequential decline. We did not cite the poor economy in Europe as one of those factors as we are unsure of the impact that macroeconomic conditions in EMEA may have had on our International segment revenue throughout 2012 and the first quarter of 2013.

Comment No. 3
In your fourth quarter 2012 earnings call and related earnings release, you cited several factors that affected revenue growth, including the increase in global units (surpassing the 50

Mr. Larry Spirgel
June 26, 2013

million unit mark in the fourth quarter of 2012), substantial growth in mobile transaction activity, the launch of new merchant services, and the increase in your virtual deal inventory. Consistent with our previous comment, disclose and quantify each material factor that contributed to the increase or decrease in revenue and whether they are attributable to changes in prices, volume, amount of goods or services being sold, or to the introduction of new products and services.

Response:
In future filings we will expand our discussion of the material factors that we believe contributed to increases or decreases in revenue for the period. However, in many cases we are unable to separately quantify the impact of each of those factors on our revenue. For example, we believe that many customers who previously purchased our deals through our email distributions now use our mobile application to browse for and purchase deals. We are unable to quantify how our mobile growth contributed to the increase in our revenue because we do not know what the purchase levels would have been had those customers been limited to our other distribution channels (i.e., email and our websites) to purchase our deals. Additionally, we believe that offering more deals to our customers by increasing the number of deals in which the merchant partner has a continuous presence on our websites and mobile applications by offering vouchers on a rolling basis for an extended period of time (sometimes referred to as our “virtual deal inventory,” “pull marketplace,” or “deal bank”) was one of the factors contributing to our revenue growth in North America. However, we are unable to quantify that impact because doing so would require us to know what our revenue would have been had we offered fewer deals to customers. As each deal we run generates a unique amount of revenue and the mix of deals offered changes every period, it is not possible to reasonably estimate how increases in our virtual deal inventory has impacted our revenue growth.

As noted in the Staff’s comment, our fourth quarter 2012 earnings call and earnings release cited the increase in global units (surpassing the 50 million unit mark in the fourth quarter of 2012), substantial growth in mobile transaction activity, and the increase in our virtual deal inventory as factors that affected our revenue growth. However, while our earnings release stated “Groupon launched a number of merchant services in 2012 to strengthen relationships with local businesses, including Breadcrumb and Payments,” the launch of those services was not cited as a factor affecting our revenue growth for the current period in either our earnings release or earnings call. Rather, page 37 of our Form 10-K states “Payment processing revenue was not significant for the year ended December 31, 2012, and we do not expect it to be significant for the foreseeable future.” This disclosure was also included on page 36 of our Form 10-Q for the quarter ended March 31, 2013. In future filings, we will expand this disclosure to refer to point of sale revenue (i.e., revenue from our Breadcrumb offering) in addition to payment processing revenue to clarify that neither of those merchant services has begun to generate significant revenue.

Comment No. 4

Mr. Larry Spirgel
June 26, 2013

Explain how your virtual deal inventory works, how it has transformed customer search experience or engagement, and how it has impacted revenue growth. Tell us when the revenue recognition threshold is met (i.e., if a minimum number of customers purchasing a given deal is required to exceed a predetermined threshold).

Response:
As discussed in response to Comment No. 3 above, virtual deal inventory represents deals in which the merchant partner has a continuous presence on our websites and mobile applications by offering vouchers on a rolling basis for an extended period of time. This pull marketplace enables our customers in North America to search for specific types of deals (e.g., steakhouse, pizza, massage, nail salon, golf lessons, yoga) on our websites and mobile applications. These ongoing deals work no differently from deals that we run for shorter periods of time, except with respect to the timing of payments to merchants. As disclosed on page 46 of our Form 10-K, we generally remit payments to the merchant on an ongoing basis throughout the term of the offering for deals that are offered for an extended period. Additionally, while we believe that offering more deals through our pull marketplace is one of the factors that has contributed to our revenue growth in North America in recent periods, we are unable to separately quantify that impact as discussed under Comment No. 3 above.

In prior years, before we had established a significant customer base, our deals often specified a predetermined threshold of customer purchases that had to be met before the vouchers for that deal could be redeemed (i.e., “tipping point deals”). For deals with a tipping point provision, the customer’s credit card was not charged and no revenue or other amounts were recorded in the consolidated financial statements unless the specified threshold was met. Given the growth of our customer base in recent years, such tipping point provisions are rarely requested by our merchants and the number of such deals has been insignificant in recent periods. Additionally, we have not offered deals with tipping point provisions through our pull marketplace. We have continued to include the disclosure that we do not recognize revenue before “the number of customers who purchase a given deal exceeds the predetermined threshold (where applicable)” solely because this policy had relevance to the prior year comparative financial statements. However, we intend to remove the disclosure about meeting a predetermined threshold from our revenue recognition policy in future filings because it is no longer applicable.

Non-GAAP Financial Measures, page 46
Comment No. 5
We note your statement that “When evaluating our performance, you should consider operating income (loss) excluding stock-based compensation and acquisition-related expense (benefit) net as a complement to other financial performance measures, including various cash flow metrics...” Additionally, in your most recent earnings call, you provided advice “to think about cash flow trending similarly with CSOI, or operating income less stock-based compensation, and with any increase in capex offset largely by working capital.” Since you

Mr. Larry Spirgel
June 26, 2013

appear to use CSOI as a liquidity measure, please reconcile this non-GAAP measure to the most comparable liquidity measure under GAAP or advise.

Response:
We use operating income (loss) excluding stock-based compensation and acquisition-related expense (benefit), or “CSOI,” as a measure of the Company’s operating performance and not as a measure of liquidity. CSOI is a non-GAAP measure that comprises the consolidated total of the segment operating income (loss) of our two segments, North America and International. While we acknowledge that financial measures excluding non-cash items can provide supplemental information about liquidity, we use CSOI as a performance measure, not as a liquidity measure, for purposes of evaluating our business. As noted on page 106 of our Form 10-K, segment operating income (loss), which excludes stock-based compensation and acquisition-related expense (benefit), represents “the measure of segment profit or loss that the Company’s chief operating decision maker uses in assessing segment performance and making resource allocation decisions.” [Emphasis added.] Additionally, other non-cash items that would likely be excluded from metrics used to measure liquidity are not excluded from CSOI.

Because CSOI is a performance measure and free cash flow is a liquidity measure, increases and decreases in each of those measures may differ significantly in a given period. However, we believe that over a long-term time horizon, increases and decreases in our CSOI should trend similarly to increases and decreases in our free cash flow. In the future, the Company will monitor our statements about CSOI and free cash flow to ensure that we are clearly discussing our expectations about future trends between the two measures over the long-term and not suggesting that CSOI is itself a liquidity measure.

In future filings, the Company will revise its discussion of CSOI as follows (deleted text is shown as a strike through): “When evaluating our performance, you should consider operating income (loss) excluding stock-based compensation and acquisition-related expense (benefit), net as a complement to other financial performance measures, including ~~various cash flow metrics,~~ net income (loss) and our other U.S. GAAP results.”

Goodwill and Other Intangible Assets, page 80
Comment No. 6
We note that in connection with your acquisition of CityDeal Europe GmbH, you allocated $94.9 million of the total purchase price to goodwill. It also appears that the majority of the goodwill in the EMEA reporting unit relates to this acquisition. Please tell us the reasons why liabilities exceeded assets for the EMEA reporting unit. Provide us with the following information at the October 1, 2012 impairment test date: (1) the carrying value and fair value of the reporting unit; and (2) the allocation of the fair value to assets and liabilities (including previously unrecognized intangible assets) to arrive at the implied fair value of goodwill.

Mr. Larry Spirgel
June 26, 2013

If you believe that you are at risk of goodwill impairment for the EMEA reporting unit, please expand your critical accounting policies and estimates section of MD&A to provide the following information:

•	The amount of goodwill allocated to the unit;

•	A description of the methodology used to determine fair value;

•	A description of key assumptions used and how the key assumptions were determined; and

•	A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Response:
The net book value of our EMEA reporting unit was slightly negative at the time of our October 1, 2012 goodwill impairment test primarily because of its accrued merchant payables. For the vast majority of deals in EMEA we pay our merchants under the redemption payment model, which is discussed on page 49 of our Form 10-K. The negative book value of the EMEA reporting unit initially resulted from its significant losses in prior years and improved from negative $64 million at the time of our October 1, 2011 goodwill impairment test to negative $34 million at the time of our October 1, 2012 test. Since that date, the book value of the EMEA reporting unit has improved to positive $21 million as of March 31, 2013.

The carrying value, fair value and the calculation of the implied fair value of goodwill for the Company’s EMEA reporting unit in connection with our October 1, 2012 annual impairment test were as follows (in millions):

Carrying value of EMEA reporting unit	$(34)

Fair value of EMEA reporting unit	$1,200
Less: Net tangible and intangible assets
Current assets	(311)
Property, equipment and software	(26)
Recognized and unrecognized intangible assets	(588)
Other non-current assets	(74)
Accrued merchant payables and other current liabilities	510
Non-current liabilities	66
Implied Fair Value of Goodwill	$777

Carrying value of goodwill	$104

As noted in the Staff’s comment and disclosed on pages 53 and 54 of our Form 10-K, the goodwill allocated to our EMEA reporting unit primarily arose from our May 2010 acquisition of CityDeal Europe GmbH (“CityDeal”), whose collective buying business had been launched in

Mr. Larry Spirgel
June 26, 2013

January 2010. For the entire year of 2010, total revenue from CityDeal was only $90.8 million, compared to the $805.5 million of revenue from our EMEA reporting unit in 2012. Additionally, CityDeal’s operating loss excluding stock-based compensation and acquisition-related expense (benefit), net was ($136.0) million in 2010, compared to $106.0 million of operating income excluding stock-based compensation and acquisition-related expense (benefit), net for our EMEA reporting unit in 2012. The significant growth in revenue and improvement in operating performance have driven the increase in the implied fair value of EMEA’s goodwill since the time of the CityDeal acquisition.

In conjunction with our October 1, 2012 goodwill impairment test, we determined that, given recent declines in the performance of our EMEA reporting unit and its slightly negative book value, it was prudent to conduct Step 2 of the goodwill impairment test. However, the $777 million implied fair value of the EMEA reporting unit’s goodwill exceeded the $104 million carrying value of its goodwill by $673 million. Additionally, the $1.2 billion fair value of our EMEA reporting unit as of October 1, 2012, which we determined with the assistance of a third party valuation services provider, would exceed its current positive book value of $21 million as of March 31, 2013 by a wide margin. Based on those quantitative factors and recent sequential improvements in the performance of our EMEA reporting unit, we do not currently believe that we are at risk of goodwill impairment for that reporting unit.

As disclosed on page 50 of our Form 10-Q for the quarter ended March 31, 2013, we had a recent change in the Company’s chief operating decision-maker (“CODM”) and if the information provided to the current CODM changes, the composition of our operating segments for segment reporting purposes and reporting units for goodwill impairment testing may be impacted. In the event that such changes occur and result in additional reporting units, a portion of our goodwill would be reallocated to the newly identified reporting units and those new reporting units would be subject to goodwill impairment tests. To the extent that this occurs, we will disclose any resulting changes and the results of our goodwill impairment tests for the new reporting units in the period of the change.

Supplemental Consolidated Balance Sheet and Statement of Operations Information, page 89
Comment No. 7
We note that inventory cost is a significant component of the cost of direct revenue. Tell us how you considered providing a separate caption for Inventories on the Balance Sheet and a related footnote. Refer to Rule 5-02(6) of Regulation S-X.

Response:
Rule 5-02 of Regulation S-X indicates items that “should appear on the face of the balance sheets or related notes.” Rule 5-02(6)(a) of Regulation S-X lists “Inventories” as one of those items and specifies that registrants should state separately in the balance sheet or in a note thereto the amounts of major classes of inventory such as: (1) finished goods; (2) inventoried costs relating to long-term contracts or programs; (3) work in process; (4) raw materials; and (5)

Mr. Larry Spirgel
June 26, 2013

supplies. We believe that we have complied with both of those provisions by disclosing our inventory balance, which represented 2.6% of our total current assets as of December 31, 2012, in Note 9 to our consolidated financial statements (page 89 of our Form 10-K). We believe that discussion throughout our Form 10-K makes clear that our only major class of inventory is finished goods. However, we will clarify this in future filings by characterizing the balance as “finished goods inventories.”

Form 10-Q for the Quarter Ended March 31, 2013
How We Measure Our Business, page 28
Comment No. 8
We note your discussion of gross billings. This metric combines two different financial metrics (i.e., gross transaction volume for deal sales that are reported net and revenues from products sold) and goes beyond what is described as useful to users of financial statements in ASC 605-45-50-1. Since you act as an agent for sales that are reported net and as a principal for sales generated from products sold, the presentation of this combined financial metric appears confusing and potentially misleading. In addition, regarding your presentation of gross billings per average active customer, your actual customer is the merchant on third-party revenue deals while your calculation reflects the merchant’s customer as your customer. Please explain to us why you believe that your presentation is appropriate in light of these concerns.

Response:
We agree with the Staff’s observation that a metric combining two different financial measurement attributes could potentially be confusing to investors without complete and transparent disclosure. We respectfully observe, however, that for a company such as Groupon that earns significant revenue presented on both a net basis and a gross basis, total revenue, rather than total gross billings, represents such a combined metric. While we present revenue differently depending on whether the applicable indicators in ASC 605-45-45 indicate that we are acting as an agent or a principal, gross billings always represents the total dollar value of customer purchases of goods and services, excluding applicable taxes and net of estimated refunds, regardless of our role. Consequently, supplemental disclosure of gross billings provides investors with meaningful financial information about customer purchases of our deals on an apples-to-apples basis that is not influenced by the mix of transactions in which we serve as an agent versus a principal. For example, our Form 10-Q for the three months ended March 31, 2013 reports that revenue for our Goods category in North America was $151.2 million, which represents a 455% increase from the $27.2 million of revenue earned in the prior year period. However, we also disclose that gross billings for our Goods category in North America was $165.4 million, which represents a 111% increase from the $78.2 million of gross billings in the prior year period. Because our total revenue is a combined measure of transactions reported on a net and gross basis that is impacted by the mix of transactions in which we act as an agent versus a principal, total gross billings is a useful supplemental disclosure for our investors to evaluate the total dollar amount of purchases made by our customers. Absent our disclosure of this supplemental information about gross billings, the 455% increase in revenue could potentially

Mr. Larry Spirgel
June 26, 2013

cause some investors to misinterpret the rate at which customer purchases of deals have increased in our Goods category.

Gross billings and gross billings per average active customer are two of the most important measures that management and the Board of Directors use to evaluate the performance of our business. We agree with the Staff’s observation in Comment No. 1 that Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) needs to provide investors with a comprehensive analysis of the business as seen through management’s eyes. Providing full and transparent disclosure of the financial metrics that management and the Board of Directors uses to evaluate the performance of the business, including gross billings and gross billings per average active customer, is necessary to comply with that principle.

As noted in the Staff’s comment, ASC 605-45-50-1 expressly permits voluntary disclosure of gross billings for transactions reported on a net basis, noting that such information may be useful to users of the financial statements. That guidance is silent as to the presentation of total gross billings for companies that have a mix of gross and net revenues; however, it does not prohibit disclosure of total gross billings or suggest that such disclosure would not be useful to financial statement users. Based on questions we have received on our earnings calls, information in analyst reports, and other investor interactions, it is our understanding that supplemental information about our gross billings is very important to users of our financial statements.

In Comments No. 2 and No. 3 above, the Staff requests that we provide more detailed disclosure and quantify the factors that have affected our revenue growth. For deals that are reported on a net basis, revenue is a function of (a) the amounts purchased by our customers (i.e., gross billings) and (b) the portion of those gross billings that we retain after deducting the merchants’ share. During the quarter ended March 31, 2013, we began disclosing gross billings, revenue, cost of revenue, and gross profit by segment and in total for each of our categories (Local, Goods, and Travel and Other). By disclosing this complement of information, we facilitate investors’ ability to evaluate and quantify the impact of changes in our deal margins on a highly disaggregated basis, regardless of whether revenue from the related deals is presented on a gross or net basis. Such analysis would not be possible if gross billings information were not disclosed to our investors.

We do not believe that the usefulness of information about gross purchases made by customers is unique to our business. In other industries in which revenues are presented using different measurement attributes, entities present financial measures of the total volume of sales to customers when that information is useful to an understanding of the entity’s revenue trends. For example, online travel companies often disclose supplemental information about their total “bookings,” which represent the total dollar value of travel services booked by customers, even though the revenues related to those bookings constitute a mix of transactions reported on a gross basis and a net basis.

With respect to our presentation of gross billings per average active customer, we understand the Staff’s point that for deals in which we are acting as an agent and recognizing revenue on a net basis, the principal to the transaction (i.e., the merchant) technically represents our customer for accounting purposes. However, we define “active customers” on page 29 of our

Mr. Larry Spirgel
June 26, 2013

Form 10-Q as “unique user accounts that have purchased Groupons during the trailing twelve months” and our usage of the term is consistent with that definition. We believe that disclosing information about trends in average customer spend is useful to investors and we do not believe that there is any confusion about our use of the term “customers” to refer to parties who purchase deals from us and our use of the terms “merchants” or “suppliers” to refer to the parties who fulfill those deals or supply us with merchandise that we sell. Additionally, we observe that our current terminology is identical to the terminology used in U.S. GAAP when referring to purchasers of goods or services from an entity that is acting as an agent. ASC 605-45-45-1(b) specifies that an entity acting as an agent should report revenue based on “The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.” [Emphasis added.]

We currently limit the supplemental gross billings disclosures to our MD&A and exclude that information entirely from our consolidated financial statements and the accompanying notes thereto, even though U.S. GAAP permits entities that report revenue on a net basis to provide parenthetical disclosure of gross billings on the income statement. We disclose the definition of gross billings multiple times throughout our annual and quarterly reports and in our earnings releases and accompanying materials to ensure that there is no potential for confusion as to what this measure represents. We also clearly explain the difference between gross billings and revenue for deals reported on a net basis and explicitly state that gross billings is equal to revenue for deals reported on a gross basis (refer to page 28 of our Form 10-Q).

In light of the above factors, we respectfully submit that our disclosures about gross billings and gross billings per average active customer provide useful and necessary information to investors that enhances transparency about our business and we intend to continue to provide that supplemental information in future filings.

Revenue by Segment, page 37
Comment No. 9
Please expand to discuss the reasons why you have lowered your margins on third party revenue deals in your Local category.

Response:
In future filings, we will explain in more detail the factors impacting increases or decreases in the portion of gross billings that we retain after paying the merchant (i.e., “take rates” or “deal margins”). See below for an example of how those revisions would have appeared for our North America segment had they been made in our Form 10-Q for the quarter ended March 31, 2013 (new text is underscored and deleted text is shown as a strike-through). Please refer to our response to Comment No. 2 above for an example of how those revisions would have appeared for our International segment.

North America

Mr. Larry Spirgel
June 26, 2013

North America segment revenue increased by $101.0 million to $339.6 million for the three months ended March 31, 2013, as compared to $238.6 million for the three months ended March 31, 2012. The increase in revenue was largely attributable to strong growth in direct revenue from our Goods category and an increase in active customers. Direct revenue, which is recorded on a gross basis, is derived primarily from selling products through our Goods category where we are the merchant of record. The increase in direct revenue for the North America segment was partially offset by a $19.5 million decrease in third party revenue in our Local category, primarily due to lower margins on deals during the current period, and a $21.8 million decrease in third party revenue in our Goods category, as transactions in that category were predominantly direct revenue transactions for the three months ended March 31, 2013. The decrease in margins in our Local category for the three months ended March 31, 2013, as compared to the three months ended March 31, 2012, was largely a result of the expansion of our marketplace in recent periods as we were willing to accept lower margins in order to increase the number of active deals offered to customers.

Cost of Revenue, page 38
Comment No. 10
With regard to other costs incurred to generate revenue, tell us why you believe that it is appropriate to allocate such costs to cost of third party revenue, direct revenue, and other revenue in proportion to relative gross billings during the period. Tell us what you mean by “relative gross billings.”

Response:
Allocating our other cost of revenue components (i.e., credit card processing costs, editorial costs, certain technology costs, web hosting and other processing fees) based on relative gross billings means that we allocate those costs between third party and direct cost of revenue and across the various deal categories (i.e., Local, Goods, and Travel and Other) in proportion to the gross billings from the related transactions. Credit card processing constitutes a majority of the costs that are allocated between our cost of revenue balances based on relative gross billings. We incur those costs based on a percentage of the credit card charges that are processed (i.e., the gross billings), which is consistent with our allocation methodology. The remaining allocated cost of revenue components are primarily indirect costs incurred to generate revenue, such as maintaining an editorial department, which are driven by deal volume and are not impacted by our deal margins or whether we act in the capacity of a principal or an agent. For example, our personnel costs related to the generation of editorial copy for deals is driven by the volume of deals, not the margins on those deals. Accordingly, we believe that gross billings, a volume-based financial measure, is the most logical and representationally faithful basis for allocating those costs between our cost of revenue balances.

Mr. Larry Spirgel
June 26, 2013

Comment No. 11
Per your disclosure, in the North America segment, the increase in cost of revenue was primarily driven by the cost of merchandise and freight related to direct revenue deals. However, during your earnings call, you cited other factors such as order discounts, free shipping, and take rate reductions. You also referred to a sales volume level that does not provide enough leverage for you to negotiate favorable terms for fulfillment, shipping and infrastructure which are all outsourced. Please quantify how certain customer and/or merchant incentives, infrastructure, and outsourcing costs negatively impacted cost of revenue. In this regard, we note that pure product margin was in the low 30’s (defined and quantified by Mr. Jason Child in the earnings call as sales price less the price you pay your direct suppliers) but the gross profit on sales of goods as reflected in the statements of operations was only approximately 7%.

Response:
Our disclosure that the increase in cost of revenue in our North America segment for the quarter ended March 31, 2013 was primarily driven by the cost of merchandise and freight related to direct revenue deals is accurate. During our earnings call we stated, “It is important to keep in mind that we spend marketing dollars in a variety of ways, not all of which hit the marketing expense line in the P&L. For example, order discounts, free shipping, and take rate reductions assist in our overall marketing efforts yet are recorded as either contra revenue or cost of revenue.” This statement, however, was not describing factors contributing to the increase in cost of revenue. Rather, it was explaining that some activities that we consider to be marketing-related are not presented as marketing expenses in our statement of operations. For example, customer order discounts are presented as reductions of revenue, shipping costs are included in cost of revenue and there is no corresponding shipping revenue when shipping is provided free of charge, and reductions in the percentage of billings that we retain after paying the merchant or supplier (i.e., the “take rate”) are reflected in our statement of operations as reductions of revenue for deals presented on a net basis or as increases to the cost of inventory component of our cost of direct revenue for deals presented on a gross basis.

In response to the Staff’s comment about not yet negotiating favorable terms in our shipping and fulfillment arrangements, in future filings we will qualitatively discuss how our shipping and fulfillment costs have negatively impacted our cost of direct revenue. However, we are unable to quantify the negative impact that our shipping or outsourced fulfillment costs have had on our cost of revenue because we do not know what those costs would have been had we been able to negotiate more favorable terms with those service providers or if we had performed more of the fulfillment activities internally.

Regarding the Staff’s request that we quantify the impact of “merchant incentive programs,” we observe that the terms of each of our deals are individually negotiated between Groupon’s salesperson or buyer and the related merchant or supplier. While our sales personnel are provided with guidelines regarding acceptable deal margin ranges for purposes of negotiating deals with merchants, those guidelines differ by the type of deal and by jurisdiction. We also periodically adjust minimum deal margin thresholds for targeted merchants that we seek to attract to our marketplace because we believe that they will greatly enhance the quality of our deal offerings for a particular market. We update the margin guidelines provided to our sales

Mr. Larry Spirgel
June 26, 2013

personnel on an ongoing basis in connection with our efforts to offer customers a wide variety of deals from high quality merchants in each of our markets. However, we do not consider those ongoing adjustments to margin guidelines undertaken to satisfy customer demand to be discrete or quantifiable merchant incentive programs.

The following table reconciles the product margin on direct revenue transactions (i.e., the sales price of merchandise less the amounts we pay the related suppliers for that merchandise) to our gross profit on direct revenue in North America for the quarter ended March 31, 2013 (in millions):

Direct revenue	$148.1
Cost of inventory	(102.4)
Product margin	45.7
Cost of shipping and fulfillment	(29.7)
Inventory markdowns	(1.4)
Cost of credit card processing	(3.5)
Other costs of direct revenue	(1.3)
Gross profit	$9.8

Comment No. 12
Please tell us what “take rate reductions” means in relation to the sale of Groupon goods.

Response:
The term “take rate” refers to the percentage of our gross billings that we retain after deducting the merchant’s share of those billings. For Goods deals reported on a gross basis, take rate is equivalent to product margin (i.e., direct revenue less the cost of inventory, as discussed in the preceding comment) divided by revenue. The phrase “take rate reductions” refers to lowering take rates on our deal offerings.

* * * * *
As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Larry Spirgel
June 26, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the responses in this letter, please call me at 312-676-5773.
Respectfully submitted,

/s/ Jason E. Child

Jason E. Child
Chief Financial Officer
Groupon, Inc.

cc:    David R. Schellhase
Brian C. Stevens
Daniel L. Horwood

.

Mr. Larry Spirgel
June 26, 2013

Exhibit A

Illustrative Revisions to Overview Section of MD&A in Response to Comment No. 1

Deal sourcing and quality. We consider our merchant partner relationships to be a vital part of our business model and have made significant investments in order to expand the variety of tools that we can provide to our merchant partners. We depend on our ability to attract and retain merchants that are prepared to offer products or services on compelling terms, particularly as we attempt to expand our product and service offerings in order to create a more complete online marketplace for local commerce. We generally do not have long-term arrangements to guarantee availability of deals that offer attractive quality, value and variety to consumers or favorable payment terms to us. As a result, we have periodically been willing to reduce our margins in order to attract merchants that may not have run deals on our platform or would have run deals on a competing platform. If new merchants do not find our marketing and promotional services effective, or if our existing merchants do not believe that utilizing our services provides them with a long-term increase in customers, revenue or profit, they may stop making offers through our marketplace.

International operations. Our international operations are critical to our revenue growth and our ability to achieve and maintain profitability. For the three months ended March 31, 2013 and 2012, 43.5% and 57.3%, respectively, of our revenue was generated from our International segment. Operating a global business requires management attention and resources and requires us to localize our services to conform to a wide variety of local cultures, business practices, laws and policies. In addition, many of the automation tools that we have implemented in our North America segment have not yet been fully rolled out in our International segment. The different commercial and Internet infrastructure in other countries may make it more difficult for us to replicate our current and future business model. The increase in direct revenue transactions from our Groupon Goods business in North America contributed to the decrease in International revenue as a percentage of our total revenue during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012, as direct revenue is presented on a gross basis in our condensed consolidated statements of operations.

Marketing activities. We must continue to acquire and retain customers who purchase Groupons in order to increase revenue and achieve profitability. If consumers do not perceive our Groupon offerings to be attractive, or if we fail to introduce new or more relevant deals, we may not be able to acquire or retain customers. As discussed under “Components of Results of Operations” below, we consider reducing margins on our deals to be a marketing-related activity, even though it is not presented as a marketing expense in our consolidated statements of operations. We have, and expect to continue to, reduce our deal margins when we believe that by doing so we can offer our customers a product or service from a merchant who might not have otherwise been willing to conduct business through our marketplace. We use this as a marketing tool because we believe that in some instances this is an effective means of retaining or activating a customer, as compared to other methods of retention or activation, such as traditional advertising or discounts.

Investment in growth. We have been a high-growth company and have aggressively invested, and intend to continue to invest, to support this growth. For example, we are developing a suite of merchant products, such as payment processing and point of sale, which require substantial investment, and these products do not currently generate a material amount of revenue. We anticipate that we will make substantial investments in the foreseeable future as we continue to increase the number and variety of deals we offer each day, broaden our customer base, expand our marketing channels, expand our operations, hire additional employees and develop our technology. We believe that our efforts to automate our internal processes through these investments may allow us to improve our cost structure over time, as we are able to more efficiently run our business and minimize manual processes.

Mr. Larry Spirgel
June 26, 2013

Competitive pressure. ~~Our growth and geographical expansion have drawn a significant amount of attention to our business model. As a result,~~ A substantial number of companies that attempt to replicate our business model have emerged around the world. ~~We expect new competitors to emerge.~~ In addition to such competitors, we expect to increasingly compete against other large Internet and technology‑based businesses that have launched initiatives which are directly competitive to our core business as well as our other categories and our suite of merchant products, such as payment processing and point of sale. We also expect to compete against other Internet sites that are focused on specific communities or interests and offer coupons or discount arrangements related to such communities or interests. The margins on our Local deals improved sequentially during the three months ended March 31, 2013, as compared to the three months ended December 31, 2012, and we continue to refine our approach to managing our overall margins on our Local deals.